Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated January 19, 2021

Registration No. 333-237278

Supplementing the Preliminary

Prospectus Supplement dated January 19, 2021

and Prospectus dated January 19, 2021

National Health Investors, Inc.

PRICING TERM SHEET

Issuer:	National Health Investors, Inc. (the “Issuer”)

Guarantors:	Certain of the Issuer’s direct and indirect subsidiaries as described in the Preliminary Prospectus Supplement referred to above (the “Guarantors”)

Security:	3.000% Senior Notes due 2031 (the “Notes”)

Ranking:	Senior Unsecured

Format:	SEC Registered

Expected Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Trade Date:	January 19, 2021

Settlement Date:	January 26, 2021 (T+5)

Use of Proceeds:	The Issuer expects to use the net proceeds from this offering to repay its $100 million senior unsecured term loan facility, which matures in July 2021, and to reduce borrowings outstanding under its $550 million senior unsecured revolving credit facility with any remaining amounts being used for general corporate purposes, including the repayment of short-term and long-term debt.

Principal Amount:	$400,000,000

Benchmark Treasury:	UST 0.875% due November 15, 2030

Benchmark Treasury Yield:	1.094%

Spread to Benchmark Treasury:	+200 bps

Yield to Maturity:	3.094%

Price to Public:	99.196% of principal amount of the Notes, plus accrued interest, if any, from January 26, 2021

Coupon (Interest Rate):	3.000% per annum

Gross Proceeds to the Issuer:	$396,784,000

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2021

Maturity Date:	February 1, 2031

Record Dates:	January 15 and July 15

Optional Redemption Provisions:

Make-Whole Call:	Prior to November 1, 2030, T+30 basis points

Par Call:	On or after November 1, 2030

CUSIP / ISIN:	63633D AF1/US63633DAF15

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. KeyBanc Capital Markets Inc. BMO Capital Markets Corp. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Senior Co-Manager:	Capital One Securities, Inc.

Co-Managers:	Hancock Whitney Investment Services, Inc. RBC Capital Markets, LLC Regions Securities LLC Stifel, Nicolaus & Company, Incorporated

*

Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer and the Guarantors have filed a registration statement (including a prospectus dated January 19, 2021 and a preliminary prospectus supplement dated January 19, 2021) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751 or wfscustomerservice@wellsfargo.com, or BofA Securities, Inc. toll-free at (800) 294-1322 or KeyBanc Capital Markets Inc. toll-free at (866) 227-6479.